McMorgan & Company Capital Advisors, LLC

Financial Statement

December 31, 2021

armanino

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SEC FILE NUMBER
8-67074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McMorgan & Company Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Front Street, Ste 500
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	212-751-4422	rdaniels@mcmorgan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

12657 Alcosta Blvd., Ste 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

10/20/2003	32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Daniels   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McMorgan & Company Capital Advisors LLC   , as of December 31   , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25



Notary Public

Signature: _____

Title: CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS





armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
McMorgan & Company Capital Advisors, LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McMorgan & Company Capital Advisors, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McMorgan & Company Capital Advisors, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino[LLP]
San Jose, California

We have served as the Company's auditor since 2016.

February 25, 2022

MOORE

An independent firm associated with Moore Global Network Limited

MCMORGAN & COMPANY CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Assets		
Cash and cash equivalents	$	522,598
Placement fee receivable		306,546
Other assets		9,296
Total assets	$	838,440

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	26,844
Due to Parent Company		65,428
Total liabilities		92,272
Member's Equity		746,168
Total liabilities and member's equity	$	838,440

The accompanying notes are an integral part of these financial statements.

MCMORGAN & COMPANY CAPITAL ADVISORS, LLC
Notes to Financial Statement
December 31, 2021

1.   Organization

McMorgan & Company Capital Advisors, LLC (the "Company"), was incorporated on October 1, 2012 ("Inception"), in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), and is a wholly-owned subsidiary of McMorgan & Company LLC (the "Parent"). The Company is in the business of providing investment management services to employee benefit plans. The Company also provides solicitation, support, and client relations services to certain retirement/benefit plan investment advisory clients in the Taft-Hartley market space.

2.   Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates include the collectability of placement fee receivable.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Placement fee receivable

Placement fee receivable is presented net of estimated uncollectible amounts. The normal payment terms are generally 30 to 90 days from the invoice date, which are billed according to the agreement terms. The Company records an allowance for estimated uncollectible accounts in an amount approximating probable losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. As of December 31, 2021, there was no allowance recorded as management believes all receivables are collectible.

- 3 -

2. Summary of Significant Accounting Policies (continued)

Revenue recognition

Placement fees are earned upon the successful conclusion of placement engagements and throughout the life of the engagement until the account is terminated. Placement fees earned are based on a percentage applied to the customer's assets under management. Fees are typically received quarterly and are recognized as revenues at that time, as that is when the performance obligations under the placement fee contracts are met.

Income taxes

The Company is organized as a limited liability company, which is treated as a disregarded entity for federal tax purposes. Under limited liability company rules, substantially all income tax liabilities flow through to the Member, with the exception of certain state taxes. Federal, state, and local income taxes have not been provided for in these financial statements to the extent the Member of the Company is responsible for reporting its allocable share of income, gains, deductions, losses, and credits on its respective individual tax returns. The Company files income tax returns in the U.S. federal jurisdiction and the state of California. Generally, the Company is subject to examination by federal (or state and local) income tax authorities for three years from the filing of a tax return.

Subsequent events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 25, 2022, the date the financial statements were issued.

3. Related-Party Transactions

As of October 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent, whereby the Company will reimburse the Parent for payroll and certain administrative costs. These costs, including other expenses paid by the Parent on behalf of the Company, totaled $757,180 for the year ended December 31, 2021, and are included in compensation and operating expenses on the accompanying statement of income, of which $65,428 is included in the liabilities section of the statement of financial condition as of December 31, 2021.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $430,326, which was $424,175 in excess of its required net capital of $6,151. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.21 to 1.

5. Concentrations

The Company has cash and cash equivalents in the form of deposits, which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

Four customers accounted for 86% of revenue and three customers accounted for 84% of the placement fee receivable for the year ended and as of December 31, 2021.

6. Defined Contribution Plan

Employees are eligible to participate in a 401(k) defined contribution plan administered by the Parent. The Parent matches 100% of an employee's contribution up to 3% of eligible compensation. In addition, the plan allows for a profit sharing contribution that is a discretionary contribution determined annually by the Parent. If made, the profit sharing contribution is based on a percentage of the employee's eligible earnings. The employer match and profit sharing expense allocated to the Company amounted to $19,533 for the year ended December 31, 2021. The expense is covered by the Expense Sharing Agreement and is included in compensation expense on the accompanying statement of income.